Mail Stop 3561

September 28, 2007

Mr. Philip P. Conti
Senior Vice President and Chief Financial Officer
Equitable Resources, Inc.
225 North Shore Drive
Pittsburgh, Pennsylvania  15212

          **Re:**     **Equitable Resources, Inc.**
                   **Form 10-K for Fiscal Year Ended December 31, 2006**
                   **Filed February 23, 2007**
                   **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
                   **Filed July 26, 2007**
                   **File No. 1-03551**

Dear Mr. Conti:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Statements of Consolidated Cash Flows, page 53

1.      We note from your disclosure in Note 16 on page 83 that you charged to expense
        $26.6 million, $48.4 million and $30.8 million for the years ended December 31,
        2006, 2005, and 2004, respectively, for all of your share-based compensation
        arrangements.  Please tell us where these amounts are reported in your statements
        of consolidated cash flows.  If the non-cash effect of stock compensation was
        offset against tax benefits resulting from exercise of share-based awards, please
        explain how this was treated in the statement of cash flows.  If the tax benefits
        exceeded expense for 2006 resulting in excess tax benefits of $15.7 million as
        disclosed on page 83, help us understand the relationship between actual tax
        benefits of $18.9 million and compensation expense of $26.6 million to excess tax
        benefits, if any.  Please be detailed in your response.

2.      We note the line item "Proceeds from sale of discontinued operations, net of
        purchase price adjustments."  Please tell us why the amounts are not included as a
        component of net cash provided by discontinued investing activities but rather as
        a component of net cash (used in) provided by continuing investing activities for
        the years ended December 31, 2006 and 2005.

Note 7. Discontinued Operations, page 72

3.      Please tell us the relationship, if any, between the $13.7 million related to
        recording of income taxes associated with the book/tax basis difference and the
        $10.485 million tax provision associated with discontinued operations. We
        assume the sale of NORESCO resulted in a tax gain.  However, we assume there
        was no gain or loss recorded for book purposes since the disclosure required by
        the last sentence of paragraph 43 of SFAS no. 144 is absent.  If our understanding
        is incorrect, please advise and consider what revisions may be necessary.

Note 16. Share-Based Compensation Plans, page 83

4.      Please help us understand your accounting for the Executive Performance
        Incentive Plan.  An example providing the actual information of a particular
        year's performance program along with the related accounting entries would be
        helpful to our understanding.  Please be detailed in your example.

Note 1. Summary of Significant Accounting Policies, page 57

Property, Plant and Equipment, page 57

5.      We note from your disclosure on page 58 that your interstate pipeline operations
        are subject to regulation by the FERC.  To the extent you incurred costs
        subsequent to January 1, 2006 or expect to incur costs subject to the FERC's
        order, issued June 30, 2005, on accounting for pipeline assessment costs, please
        expand your disclosure in future filings to clearly describe your accounting
        treatment of the costs related to your pipeline integrity management programs.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·    staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mr. Philip P. Conti
Equitable Resources, Inc.
September 28, 2007
page 4


       You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

       Sincerely,


       James Allegretto
       Senior Assistant Chief Accountant